SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

Innovation Access Fund
(Name of Issuer)

Innovation Access Fund
(Name of Person(s) Filing Statement)

Class A, Class W and Class I Shares of Beneficial Interest

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Jennifer Shufro
SilverBay Capital Management LLC
350 Madison Avenue, 20th Floor
New York, NY 10017
(212) 716-6840

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

George M. Silfen, Esq.
Alston & Bird LLP
90 Park Avenue
New York, NY 10016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 to the Schedule TO (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2026 by Innovation Access Fund (the “Fund”), and relates to an offer by the Fund to exchange up to $17 million of the currently issued and outstanding shares of beneficial interests of the Fund (the “Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 30, 2026.

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) and Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

ITEMS 1-11.

Items 1 through 11 of the Schedule TO, to the extent they incorporate by reference information contained in the Offer to Purchase, are hereby amended as follows:

Withdrawal of Tender Offer

On May 21, 2026, the Fund terminated the Offer pursuant to the conditions described in the Offer to Purchase. The termination of the Offer was effected pursuant Section 8 of the Offer to Purchase, which permits the Fund to cancel the Offer if the Board determines that the purchase of Shares pursuant to the Offer is not in the best interests of the Fund. In reaching its determination, the Board considered relevant factors, including an indication from the Fund’s sole shareholder (when the Offer commenced) that it does not intend to withdraw capital from the Fund at this time, thereby removing the anticipated need for liquidity that the Offer was intended to address. The Board also considered that continuation of the Offer under these circumstances could give rise to unnecessary or misleading signals to the marketplace, including a potential misperception of a likely reduction in the Fund’s assets under management. Based on these considerations, the Board determined that it was not in the best interests of the Fund or its shareholders for the Fund to proceed with the Offer. Accordingly, the Board authorized the termination of the Offer.

The Offer was terminated prior to the tendering of any Shares to the Fund for repurchase.

ITEM 12. EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Forms of Letter of Transmittal.

(a)(1)(iv)	Forms of Notice of Withdrawal of Tender.

(a)(1)(v)	Form of Letter from the Fund to Shareholders in connection with the Fund's acceptance of tenders of Shares.

(b)	Calculation of the Filing Fee Tables.

(c)	Financial Statements of the Fund.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

INNOVATION ACCESS FUND

By:	/s/ Greg Jakubowsky
Name: Greg Jakubowsky
Title: President

May 21, 2026

EXHIBIT INDEX

EXHIBITS

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Forms of Letter of Transmittal.

(a)(1)(iv)	Forms of Notice of Withdrawal of Tender.

(a)(1)(v)	Form of Letter from the Fund to Shareholders in connection with the Fund's acceptance of tenders of Shares.

(b)	Calculation of the Filing Fee Tables.

(c)	Financial Statements of the Fund.

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